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                                                          Rule 424(b)(3)
                                              Registration No. 333-22833


                       GREAT PLAINS SOFTWARE, INC.

             Supplement No. 1 to Prospectus Dated June 19, 1997

             The date of this Supplement No. 1 is July 10, 1997


   On July 10, 1997, Great Plains Software, Inc. issued the attached press release relating to its results of operations for the fiscal quarter and year ended May 31, 1997.


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FOR EDITORIAL INFORMATION:          FOR FINANCIAL INFORMATION:
KIM ALBRECHT                        TAMI RELLER
PUBLIC RELATIONS MANAGER            DIRECTOR OF FINANCE & INVESTOR RELATIONS
701/281-3735, kalbrech@gps.com      701/281-6762, treller@gps.com


                                                          FOR IMMEDIATE RELEASE


                   GREAT PLAINS SOFTWARE REPORTS FINANCIAL RESULTS
                           FOR THE FOURTH QUARTER AND YEAR


FARGO, ND, JULY 10, 1997 -- Great Plains Software, Inc. (NASDAQ: GPSI), a leading provider of Microsoft -Registered Trademark-Windows NT-Registered Trademark- client/server financial management software for the midmarket, announced today financial results for the quarter and fiscal year ended May 31, 1997.

Great Plains Software's fourth quarter revenues were up 35% over the same period last fiscal year. Revenues for the quarter were $17.7 million compared to $13.1 million in the fourth quarter of fiscal 1996. Operating income for the fourth quarter of fiscal 1997 was $2.4 million, an 82% increase over the fourth quarter of fiscal 1996. Earnings per share for the fourth quarter of fiscal 1997 were 16 cents per share. Revenues for the fiscal year ended May 31, 1997, were $57.1 million compared to $42.3 million for the fiscal year ended May 31, 1996, a 35% increase. Earnings per share for fiscal 1997 were 36 cents per share.

Revenues from Great Plains' Windows NT -Registered Trademark- client/server financial management solutions -- Dynamics and Dynamics C/S+ -- accounted for $12.7 million in revenues during the fourth quarter of fiscal 1997 compared to $9.5 million in revenues for the same quarter of the prior fiscal year, an increase of 34%. This increase is less than in previous year-to-year quarter comparisons for fiscal 1997 due to strong client/server revenues in the fourth quarter of fiscal 1996 as a result of the release of the Microsoft -Registered Trademark- SQL Server -TM- edition of Dynamics C/S+ in that period.

Client/server revenues for the fiscal year ended May 31, 1997, were up 71% over the previous fiscal year. Revenues generated from the Company's client/server financial management solutions totaled $44.2 million in fiscal 1997 compared to $25.9 million for fiscal 1996.

Great Plains Software's heritage business, its DOS and Macintosh products, accounted for $5.0 million in revenues in the fourth quarter of fiscal 1997 compared to $3.6 million for the same quarter of the prior fiscal year, an increase of 38%. This increase in Great Plains' heritage business was a result of the strong response to the Version 9.0 upgrade to the Company's DOS solution in the fourth quarter of fiscal 1997. As expected, heritage revenues declined 21% year over year to $12.9 million from $16.4 million for the fiscal years ending May 31, 1997 and 1996, respectively.

                              -more-

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GREAT PLAINS SOFTWARE ANNOUNCES Q4 AND YEAR-END FINANCIALS
JULY 10, 1997
2-2-2-2

Operating income for the fourth quarter was up 82% over the same period last fiscal year. Operating income for the fourth quarter was $2.4 million as compared to $1.3 million for the fourth quarter of fiscal 1996. Operating margin for the fourth quarter of fiscal 1997 was 14%, an improvement over an operating margin of 10% in the fourth quarter of fiscal 1996. Operating income for the fiscal year ended May 31, 1997, was $5.3 million, a 62% increase over the $3.3 million in operating income for the fiscal year ended May 31, 1996.

Net income for the fourth quarter fiscal 1997 was $1.6 million resulting in net income per share of 16 cents. As a result of a one-time non-recurring income tax benefit of $4.1 million, net income for the fourth quarter of fiscal 1996 was $5.5 million. Without this one-time income tax benefit and on a fully taxed basis, net income for the fourth quarter of fiscal 1996 would have been $.84 million. For the fiscal year ended May 31, 1997, net income and net income per share were $3.6 million, and 36 cents per share, respectively.

On June 25, 1997, the Company completed an initial public offering of 3,450,000 shares of common stock, which resulted in net proceeds to the Company of approximately $50 million. In addition, effective with the initial public offering, the mandatorily redeemable convertible preferred stock was converted to common stock.

Great Plains Software, Inc. (NASDAQ: GPSI) is a leading provider of Microsoft -Registered Trademark- Windows NT -Registered Trademark- client/server financial management software for the midmarket. The Company's award-winning products and services automate essential accounting functions and enhance the strategic value of financial information. The Company's products and services are sold and implemented exclusively by its extensive network of independent sales and support organizations throughout the United States, Canada and select international markets.

                               ####

MICROSOFT AND WINDOWS NT ARE EITHER REGISTERED TRADEMARKS OR TRADEMARKS OF MICROSOFT CORPORATION IN THE UNITED STATES AND/OR OTHER COUNTRIES. ALL OTHER PRODUCTS MENTIONED IN THIS RELEASE ARE REGISTERED TRADEMARKS OR TRADEMARKS OF THEIR RESPECTIVE HOLDERS.

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GREAT PLAINS SOFTWARE ANNOUNCES Q4 AND YEAR-END FINANCIALS
JULY 10, 1997
3-3-3-3


                                GREAT PLAINS SOFTWARE, INC.
                        CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                       Three Months Ended  Three Months Ended   Year Ended       Year Ended
                       May 31, 1997        May 31, 1996         May 31, 1997     May 31, 1996
Revenues:
  License fees                $11,562             $9,286         $35,919          $27,078
  Services                      6,106              3,777          21,202           15,193
    Total revenues             17,668             13,063          57,121           42,271
Cost of revenues:
  License fees                  1,810              1,895           6,362            4,913
  Services                      2,562              1,619           8,261            5,980
    Total cost of revenues      4,372              3,514          14,623           10,893

Gross profit                   13,296              9,549          42,498           31,378

Operating expenses:
    Sales and marketing         6,519              4,351          21,935           14,477
    Research and development    2,776              2,525           9,679            8,876
    General and administrative  1,619              1,367           5,592            4,763
Total operating expenses       10,914              8,243          37,206           28,116

Operating income                2,382              1,306           5,292            3,262
Other income, net                 253                 52             558              100
Income before taxes             2,635              1,358           5,850            3,362
Income tax provision (benefit)    987             (4,102)          2,207           (4,099)
  Net income                   $1,648             $5,460          $3,643           $7,461

Pro forma net income per share  $0.16                              $0.36

Shares used in computing
pro forma net income
per share*                 10,422,250                         10,003,349


* Pro forma gives effect to the conversion of all the shares of the Company's preferred stock to common stock upon completion of the initial public offering and has been adjusted to give effect to a four-for-three split of the outstanding common stock, in the form of a stock dividend, to be effective June 19, 1997.